EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2014 Results

TORONTO, July 7, 2014 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and six months ended May 31, 2014. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Revenue related to the Company's license and commercialization agreement with Par Pharmaceutical, Inc. ("Par") in the three months ended May 31, 2014 was $1.5 million versus $Nil in the three months ended May 31, 2013. The revenue in the three months ended May 31, 2014 derived principally from commercial sales of its first product, 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules (generic Focalin XR®).

Loss from operations for the three months ended May 31, 2014 was $3.1 million compared with loss from operations of $1.8 million for the three months ended May 31, 2013. Research and development ("R&D") expenditures in the three months ended May 31, 2014 increased to $3.4 million compared to $0.9 million in the three months ended May 31, 2013, primarily due to an increase in stock-based compensation expense of $1.2 million for R&D employees related to the shareholder –approved two year extension of the expiry date of previously-granted performance-based stock options to September 2016 and newly granted stock options issued to R&D executive officers. After adjusting for stock-based compensation, expenditures for R&D were higher by $1.4 million during the 2014 period. During the quarter ended May 31, 2014, the Company incurred increased expenses on furthering the development of several generic and NDA 505(B)(2) product candidates, payment of bonuses to certain R&D executive officers, and salary increases to certain non-management R&D employees. Selling, general and administrative expenses for the three months ended May 31, 2014 increased to $1.1 million versus $0.8 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses were higher by $0.2 million during the 2014 period, primarily due to salary increases for certain non-management employees, and the payment of bonuses to certain management employees.

The Company recorded a net loss for the three months ended May 31, 2014 of $3.1 million, or $0.14 per common share, compared with a net loss of $1.8 million, or $0.09 per common share for the three months ended May 31, 2013. The Company recorded a net loss for the six months ended May 31, 2014 of $0.9 million or $0.04 per common share, compared with a net loss of $3.1 million or $0.17 per common share for the six months ended May 31, 2013. The net loss for the three months ended May 31, 2014 is attributed to the ongoing R&D and selling, general and administrative expenses, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, and increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue. For the three months ended May 31, 2013, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by the gain in fair value adjustment of derivative liabilities. Revenue in the three months ended May 31, 2014 was $1.5 million versus $Nil in the prior period. The stock-based compensation expense in the three months ended May 31, 2014 was $1.4 million versus $0.3 million in the prior period. The fair value adjustment of derivative liabilities in the three months ended May 31, 2014 was $Nil versus a gain of $0.2 million in the prior period. In view of the final approval of dexmethylphenidate hydrochloride extended-release capsules for the15 and 30 mg strengths, and the generation and collection of U.S. dollar revenues in the six months ended May 31, 2014 which represents a significant and material change in economic facts and circumstances, the Company had assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Prior to the change in functional currency, U.S. GAAP required the fair values of the derivative liabilities to be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP reclassifies the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period.

At May 31, 2014, Intellipharmaceutics' cash totaled $7.3 million, compared with $0.8 million at November 30, 2013. The increase in cash during the three months ended May 31, 2014 is mainly a result of the cash flows provided from operating activities which are from licensing revenue and milestone revenue, an increase in cash flows provided from financing activities which are mainly from common share sales under our at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment.

For the three months ended May 31, 2014, net cash flows provided from operating activities increased to $0.9 million as compared to net cash flows used in operating activities of $1.8 million for the three months ended May 31, 2013. The increase was due to the receipt of $2.8 million relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par for the 15 and 30 mg strengths of the drug product for the period January 1, 2014 to March 31, 2014, and $0.4 million as a milestone payment tied to the achievement of our product being either the only generic in the market or having only one generic competitor, under our license and commercialization agreement with Par. This net cash flow provided from operating activities was partially offset by increased R&D expenses, and increased selling, general and administrative expenses.

For the three months ended May 31, 2014, net cash flows provided from financing activities of $1.0 million related principally from at-the-market issuances of 377,400 of our common shares sold on NASDAQ for gross proceeds of $1,627,659 and net proceeds to us of $1,582,898, partially offset by the repayment of the entire outstanding related party loan principal to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers, in the amount of $0.7 million (C$0.8 million) out of licensing revenues earned by Intellipharmaceutics Corp. in accordance with the court approved plan of arrangement and merger completed by IntelliPharmaCeutics Ltd. and Vasogen Inc. on October 22, 2009. For the three months ended May 31, 2013, net cash flows provided from financing activities of $2.9 million relate to the March 2013 registered direct unit offering for gross proceeds of $3.1 million at a price of $1.72 per unit. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.7 million.

For the three months ended May 31, 2014, net cash flows used in investing activities was $0.2 million compared to $0.06 million in the prior period. The increase was mainly the result of purchases of production equipment due to the acceleration of product development activities.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths) and product candidates in various stages of development, including Abbreviated New Drug Applications ("ANDAs") filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and six months ended May 31, 2014 will be accessible on Intellipharmaceutics' website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31,	November 30,
	2014	2013
	$	$
Assets
Current
Cash	7,269,356	760,586
Accounts receivable	1,376,272	1,475,745
Investment tax credits	339,640	179,551
Prepaid expenses, sundry and other assets	432,149	312,533
	9,417,417	2,728,415

Deferred offering costs	226,404	419,777
Property and equipment, net	1,356,399	1,231,309
	11,000,220	4,379,501

Liabilities
Current
Accounts payable	1,211,787	810,381
Accrued liabilities	927,168	669,321
Employee costs payable	238,383	508,616
Capital lease obligations	15,727	43,264
Due to related parties	--	759,564
Convertible debenture	1,432,158	--
	3,825,223	2,791,146

Convertible debenture	--	2,105,406
Warrant liabilities	--	5,438,022
	3,825,223	10,334,574

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,326,111 common shares	18,439,870	11,721,152
(2013 - 21,430,611)
Additional paid-in capital	30,969,247	23,619,055
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(42,518,541)	(41,579,701)
	7,174,997	(5,955,073)
Contingencies
	11,000,220	4,379,501

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013

	$	$	$	$

Revenue
Licensing	1,370,622	--	5,805,847	--
Milestone	108,320	--	354,153	--
	1,478,942	--	6,160,000	--

Expenses
Research and development	3,362,837	934,068	4,720,283	2,271,822
Selling, general and administrative	1,095,548	752,431	2,102,265	1,585,888
Depreciation	86,182	100,013	157,789	193,086
	4,544,567	1,786,512	6,980,337	4,050,796

Loss from operations	(3,065,625)	(1,786,512)	(820,337)	(4,050,796)
Fair value adjustment of derivative liabilities	--	174,917	--	1,407,074
Financing expense	--	(56,826)	--	(56,826)
Net foreign exchange (loss) gain	(266)	(26,539)	38,034	(269,156)
Interest income	1,262	78	1,388	88
Interest expense	(75,646)	(86,780)	(157,925)	(152,178)
Net loss	(3,140,275)	(1,781,662)	(938,840)	(3,121,794)
Other comprehensive income
Foreign exchange translation adjustment	--	31,842	--	274,096
Comprehensive loss	(3,140,275)	(1,749,820)	(938,840)	(2,847,698)

Loss per common share, basic and diluted	(0.14)	(0.09)	(0.04)	(0.17)

Weighted average number of common shares outstanding, basic and diluted	23,231,492	19,287,915	22,761,137	18,605,014

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013
	$	$	$	$

Net loss	(3,140,275)	(1,781,662)	(938,840)	(3,121,794)
Items not affecting cash
Depreciation	86,182	100,013	157,789	193,086
Stock-based compensation	1,460,061	281,978	1,466,598	484,851
Deferred shared units	3,883	9,404	13,064	19,216
Accrued interest on related party loan	--	11,072	--	21,883
Fair value adjustment of derivative liabilities	--	(174,917)	--	(1,407,074)
Unrealized foreign exchange loss	(52,062)	110,059	(107,105)	372,327
Change in non-cash operating assets & liabilities
Accounts receivable	1,713,807	8,303	99,472	116
Investment tax credits	(97,362)	(65,129)	(160,089)	(164,986)
Prepaid expenses, sundry assets and other assets	(140,249)	16,959	(119,616)	(6,554)
Accounts payable and accrued liabilities	1,084,980	(271,002)	724,816	425,126
Cash flows from (used in) operating activities	918,965	(1,754,922)	1,136,089	(3,183,803)

Financing activities
Repayment of due to related party	(739,208)	--	(739,208)	--
Repayment of capital lease obligations	(13,116)	(12,368)	(27,537)	(24,439)
Proceeds from convertible debenture	--	--	--	1,500,000
Issuance of common shares on at-the-market financing	1,627,659	--	6,571,673	--
Proceeds from issuance of shares on exercise of warrants	300,000	--	462,500	--
Issuance of common shares on option exercise	82,240	--	111,975	--
Proceeds from issuance of shares and warrants	--	3,121,800	--	3,121,800
Financing cost	(294,601)	(222,308)	(723,843)	(222,308)
Cash flows from financing activities	962,974	2,887,124	5,655,560	4,375,053

Investing activity
Purchase of property and equipment	(217,319)	(64,123)	(282,879)	(101,187)
Cash flows used in investing activities	(217,319)	(64,123)	(282,879)	(101,187)

Effect of foreign exchange loss on cash held in foreign currency	--	(7,215)	--	(10,375)

Increase in cash	1,664,620	1,060,864	6,508,770	1,079,688
Cash, beginning of period	5,604,736	515,840	760,586	497,016
Cash, end of period	7,269,356	1,576,704	7,269,356	1,576,704

Supplemental cash flow information
Interest paid	78,607	62,383	122,960	86,531
Taxes paid	--	--	--	--
CONTACT: Company Contact:
         Intellipharmaceutics International Inc.
         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001
         investors@intellipharmaceutics.com

         Investor Contact:
         ProActive Capital
         Kirin Smith
         646-863-6519
         ksmith@proactivecapital.com